Exhibit 99.2

HYDROGENICS CORPORATION FORM OF PROXY SPECIAL MEETING OF SHAREHOLDERS (THE “MEETING”) SCHEDULED TO BE HELD ON THURSDAY, AUGUST 29, 2019 at 10:00 a.m. (Toronto time) at the offices of Hydrogenics Corporation, 220 Admiral Boulevard, Mississauga, Ontario This form of proxy is solicited by and on behalf of management of Hydrogenics Corporation (the “Company”) pursuant to the management proxy circular dated July 19, 2019 (the “Circular”) The undersigned registered shareholder of the Company hereby appoints DARYL WILSON, President and Chief Executive Officer or, failing him, DOUGLAS S . ALEXANDER, Chair of the Board of Directors, both being directors and/or officers of the Company, or instead of either of them, , or in his absence, , as his, her or its true and lawful attorney and proxyholder, with full power of substitution, in the same manner, to the same extent, and with the same power as if the undersigned was present, to attend and otherwise act on behalf of the undersigned as directed below in respect of the matters identified below and any other matters that may properly come before the Meeting or any and all adjournments or postponements thereof and to vote all common shares (“Shares”) of the Company which the undersigned is entitled to vote thereat as directed below . The Board of Directors recommends voting FOR the Arrangement Resolution . The above - named proxyholder is directed to vote as follows upon the following matters : (1) Arrangement Resolution . To vote FOR ܆ or AGAINST ܆ the special resolution, the full text of which is set forth in Appendix “B” to the Circular, approving a plan of arrangement under section 192 of the Canada Business Corporations Act , involving Cummins Inc . , Atlantis AcquisitionCo Canada Corporation and the Company, all as more particularly described in the Circular . The Shares represented by this proxy will, if the instructions are certain, be voted in accordance with the directions of the undersigned on any ballot or poll that may be called for and, if the undersigned specifies a choice with respect to any matter to be acted upon, the Shares will be voted accordingly . If such direction is not made in respect of any matter, this proxy will be voted as recommended by the Board of Directors . This proxy confers authority to vote in the proxyholder’s discretion with respect to amendments or variations of matters identified in the notice of meeting in respect of the Meeting, and with respect to other matters which properly may come before the Meeting and any adjournments or postponements thereof . DATED this day of , 2019 . Signature of shareholder or authorized representative Print name and title of authorized representative, if applicable Print name of shareholder Number of Shares

NOTES: (1) (2) (3) (4) (5) (6) (7) Please date this proxy . If this proxy is not dated in the space provided, it is deemed to bear the date on which it is received by AST Trust Company (Canada) . If you are an individual, please sign exactly as your Shares are registered . If the shareholder is a corporation or similar entity, this proxy must be executed by a duly authorized officer or attorney of the shareholder . In the case of joint shareholders, each must sign . If the shareholder is a trust, this proxy must be executed by all trustees or other duly authorized person(s) . If Shares are registered in the name of an executor, administrator, general partner or trustee, please sign exactly as the Shares are registered and evidence of authority to sign must be attached to the proxy . If the Shares are registered in the name of a deceased, the name of the deceased must be printed in the space provided, the proxy must be signed by the legal representative with his/her name printed below his/her signature, and evidence of authority to sign must be attached to this proxy . In many cases, Shares beneficially owned by a holder (a “Beneficial Owner”) are registered in the name of a securities dealer or broker or other intermediary, or a depository (such as CDS Clearing and Depositary Services Inc . ) . Beneficial Owners should review the section entitled “General Proxy Matters – Beneficial Shareholders” in the Circular and carefully follow the instructions provided . The individuals named in this form of proxy are representatives of management of the Company and are directors and/or officers of the Company . Registered shareholders have the right to appoint a person, other than the nominees designated above, to attend and act on their behalf at the Meeting and may exercise such right by inserting the name of their nominee in the blank space(s) provided for that purpose above . Such other person need not be a shareholder . The Shares represented by this proxy will be voted as directed by the shareholder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by the Board of Directors . Once this form of proxy has been signed by the appropriate signatory and deposited in accordance with the instructions below, any proxy previously delivered by the signatory hereto shall be revoked . Reference is made to the Circular for further information regarding completion and use of this proxy and other information pertaining to the Meeting . To be valid, this proxy must be signed and received by AST Trust Company (Canada) Attn : Proxy Department by mail at P . O . Box 721 , Agincourt, Ontario, M 1 S 0 A 1 , or by fax both sides to 416 - 368 - 2502 or 1 - 866 - 781 - 3111 (toll free North America), or hand delivered to AST Trust Company (Canada) at 1 Toronto Street, Suite 1200 , Toronto, Ontario, M 5 C 2 V 6 , or scan and email both sides to proxyvote@astfinancial . com, or by Internet voting at www . astvotemyproxy . com, or by Telephone voting at 1 - 888 - 489 - 5760 no later than 5 : 00 p . m . (Toronto time) on August 27 , 2019 or, if the Meeting is adjourned or postponed, 48 hours (excluding Saturdays, Sundays and holidays in the Province of Ontario) prior to the adjourned or postponed Meeting . Failure to properly complete or deposit a proxy may result in its invalidation . The deadline for receiving the proxies may be waived or extended by the Chair of the Meeting at his or her discretion without notice .